As filed with the Securities and Exchange Commission on December 17, 2010

Registration Statement No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANNER CORPORATION
(Exact name of registrant as specified in its charter)

Washington	91-1691604
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 S. First Avenue Walla Walla, Washington 99362 (509) 527-3636
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Albert H. Marshall Vice President Banner Corporation 10 S. First Avenue Walla Walla, Washington 99362 (509) 526-8894
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
John F. Breyer, Jr., Esquire Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, subject to market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [  ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  [    ]                                                                           Accelerated Filer  [X]

Non-accelerated filer  [     ]                                                                           Smaller reporting company  [   ]
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $.01 par value per share	15,000,000 (1)	$1.69(2)	$25,350,000	$1,808.00
(1)     Together with an indeterminate number of additional shares which may be necessary to adjust the number of shares reserved for issuance pursuant to the Banner Corporation Dividend Reinvestment and Direct Stock Purchase and Sale Plan as a result of a stock split, stock dividend or similar adjustment of the outstanding common stock of the Registrant.
(2)      Estimated in accordance with Rule 457(c), calculated on the basis of $1.69 per share, the average of the high and low share prices of the Registrant's common stock on the Nasdaq Global Select Market on December 14, 2010.

Pursuant to Rule 429, the prospectus included in this Registration Statement is combined with the prospectus relating to shares of common stock registered on Form S-3 Registration Statement No. 333-165552 previously filed by the registrant. Upon its effectiveness, this Registration Statement will constitute Post-Effective Amendment No. 1 to such previously filed registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

BANNER CORPORATION

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE AND SALE PLAN

15,000,000 Shares of Common Stock, Par Value $.01 Per Share

We are offering you the opportunity to participate in our Dividend Reinvestment and Direct Stock Purchase and Sale Plan. This prospectus describes and constitutes the Plan. Please read this prospectus carefully and keep it for future reference. Participation in this Plan is entirely voluntary and you can discontinue your participation at any time. Details of the Plan, including information on Computershare Trust Company, N.A., the Plan Administrator, are provided in this prospectus.

PLAN HIGHLIGHTS

•
If you are an existing shareholder, you may purchase additional shares of our common stock by reinvesting all or a portion of the cash dividends paid on your shares of common stock and by making optional cash payments of not less than $50 and up to a maximum of $40,000 per month. We may permit optional cash payments in excess of this maximum in some instances.

•	You may participate in the Plan regardless of whether you hold your shares directly, or they are held by a bank, broker or other nominee.

•
If you are a new investor, you may join the Plan by making an initial investment of not less than $250 and up to a maximum of $40,000. We may permit initial investments in excess of this maximum in some instances.

•	As a participant in the Plan, you may authorize electronic deductions from your bank account for optional cash payments.

•
We may offer discounts ranging from 0% to 5% on dividend reinvestments and optional and initial cash investments. At our discretion, the discount may be offered at variable rates on one, all or a combination of the sources of investments, or not at all.

Our shares of common stock are quoted on the Nasdaq Global Select Market under the symbol BANR. The last reported sales price of our common stock on December 14, 2010 was $1.68. Our executive offices are located at 10 S. First Avenue, Walla Walla, Washington 99362. You can also contact us by telephone at 1-509-527-3636, or through our website at www.bannerbank.com. The information on our website is not part of this prospectus. Unless specifically noted otherwise in this prospectus, all references to "we," "us," "our," or the "Company" refer to Banner Corporation and its subsidiaries.

Investing in our shares of common stock involves risks. You should consider certain risk factors before enrolling in the Plan. See "Risk Factors" beginning on page 1 of this prospectus and the documents incorporated herein by reference for more information. We suggest you retain this prospectus for future reference.

Shares of our common stock are not savings or deposit accounts or other obligations of any of our bank or non-bank subsidiaries, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December ___, 2010.

i

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus. No person has been authorized to give any information or to make any representations other than those contained or incorporated in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. References to our website have been provided for reference only, and information on our website does not constitute part of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to sell or to buy any securities other than those to which it relates, or an offer or solicitation with respect to those securities to which it relates to any persons in any jurisdiction where such offer or solicitation would be unlawful. The delivery of this prospectus at any time does not imply that the information contained or incorporated herein at its date is correct as of any time subsequent to its date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements, which are based on certain assumptions and describe our future goals, plans, strategies, and expectations, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.  Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements, are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized.  Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus or any document incorporated by reference. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under Item 1A—“Risk Factors” in our most recent annual report on Form 10-K and in other reports we have filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into this prospectus.  Additional factors include, but are not limited to:

•
the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and nonperforming assets in our loan portfolio, and may result in our allowance for loan losses not being adequate to cover actual losses, and require us to materially increase our reserves;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates and the relative differences between short and long-term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans and competitive pricing pressure;

•	fluctuations in real estate values in our market areas and in the number of unsold homes, land or other properties;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•
results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including our compliance with the memoranda of understanding to which we are subject and the possibility that any such regulatory authority may, among other things, institute a formal or informal enforcement action against us or any of our bank subsidiaries which could require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, or impose additional requirements and restrictions on us, any of which could adversely affect our liquidity and earnings;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets and liabilities, which estimates may prove to be incorrect and result in significant adjustments to our financial condition;

•	difficulties in reducing risk associated with the loans on our balance sheet;

•	our ability to manage loan delinquency rates;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	the failure or security breach of computer systems on which we depend;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our business strategies;

•
our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common and preferred stock and interest or principal payments on our junior subordinated debentures;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•
changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations;

•	future legislative or regulatory changes in the TARP Capital Purchase Program of the U.S. Department of the Treasury; and

•
other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus and the incorporated documents and in our other filings with the SEC.

Some of these and other factors are discussed in this prospectus under the caption "Risk Factors" and elsewhere in this prospectus and in the incorporated documents. Such developments could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

OUR BUSINESS

Banner Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly owned subsidiaries, Banner Bank and Islanders Bank. Banner Bank is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of September 30, 2010, its 86 branch offices and seven loan production offices located in Washington, Oregon and Idaho. Islanders Bank is also a Washington-chartered commercial bank and conducts business from three locations in San Juan County, Washington. Banner Corporation is subject to regulation by the Federal Reserve Board. Banner Bank and Islanders Bank are subject to regulation by the Washington DFI and the FDIC.

Banner Bank is a regional bank which offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Islanders Bank is a community bank which offers similar banking services to individuals, businesses and public entities located in the San Juan Islands in the State of Washington. Our primary business is that of a traditional banking institution, accepting deposits and originating loans in locations surrounding our offices in portions of Washington, Oregon and Idaho. Banner Bank is also an active participant in the secondary residential mortgage market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agriculture business loans, construction and land development loans, one- to four-family residential loans and consumer loans.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol "BANR."  Our principal executive offices are located at 10 South First Avenue, Walla Walla, Washington 99362-0265. Our telephone number is (509) 527-3636.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus.  See “Where You Can Find More Information” on page 21.

RISK FACTORS

Investing in our securities involves a degree of risk. You should carefully review the risks and uncertainties described in our most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K that we have filed or will file with the SEC and that are incorporated by reference into this prospectus. The risks described in these documents are not the only ones we face, but those that we currently consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory, or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. Please also read carefully the section above entitled “Special Note Regarding Forward-Looking Statements” at page ii.

THE PLAN

What is the Plan?

Our Dividend Reinvestment and Direct Stock Purchase and Sale Plan enables new investors to make an initial investment in our common stock and existing investors to increase their holdings of our common stock. Participants can purchase our common stock with optional cash investments and cash dividends.

The Plan is designed for long-term investors who wish to invest and build their share ownership over time. The Plan is not intended to provide holders of shares of common stock with a mechanism for generating assured short-term profits through rapid turnover of shares acquired at a discount. The Plan's intended purpose precludes any person, organization or other entity from establishing a series of related accounts for the purpose of conducting arbitrage operations and/or exceeding the optional monthly cash investment limit. We accordingly reserve the right to modify, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with its intended purpose.

What features does the Plan offer?

Initial investment. If you are not an existing shareholder, you can make an initial investment in our common stock, starting with as little as $250 and up to a maximum of $40,000. See "How do I purchase shares if I am not currently a Banner shareholder?" below for more information.

Optional monthly cash investments. Once you are a shareholder, you can buy our common stock and pay fees and commissions lower than those typically charged by stockbrokers for small transactions. You can increase your holdings of our common stock through optional cash investments of $50 or more, up to a maximum of $40,000 per month. You can make optional cash investments by check or electronically with deductions from your personal bank account. If you wish to make optional cash investments in excess of $40,000 in any month or an initial investment in excess of $40,000, see "How do I make cash investments in excess of $40,000?" below for more information.

Automatic dividend reinvestment. You can also increase your holdings of our common stock through automatic reinvestment of your cash dividends. You will also be credited with dividends on fractions of shares you hold in the Plan. You can elect to reinvest all or a portion of your dividends on your shares. You can receive dividends electronically or by check. See "How do I purchase additional shares if I am already a Banner shareholder?" below for more information.

The payment of dividends on our common stock is at the discretion of our Board of Directors. There is no guarantee that we will pay dividends in the future. The timing and amount of future dividends, if any, will depend on earnings, cash requirements, our financial condition, applicable government regulations, certain regulatory restrictions and other factors deemed relevant by our Board of Directors, In addition, we currently may not declare or pay any dividends on our common or preferred stock, without the prior written non-objection of the Federal Reserve Bank.  We also are currently subject to limitations on our ability to pay cash dividends on our common stock as a result of our issuance of preferred stock to the U.S. Department of the Treasury pursuant to the TARP Capital Purchase Program.  See “Description of Capital Stock—Common Stock-Restriction on Dividends and Repurchases Under Agreement with Treasury” and “—Series A Preferred Stock-Dividend Rate.”

Share safekeeping. You can deposit your stock certificate(s) representing shares of our common stock for safekeeping with the Plan Administrator. See "What is safekeeping of certificates and how do I submit my certificates?" below for more information.

Automated transactions. Unless you are participating through your bank, broker or nominee, you can execute many of your Plan transactions online via the Plan Administrator's website at www.computershare.com. The information on the Plan Administrator's website is not part of this prospectus. See instructions below describing how to purchase and sell shares for more information. Refer to "What are the fees associated with participation?" below for details on fees charged for these transactions and services.

Who is the Plan Administrator and what does the Plan Administrator do?

Computershare Trust Company, N.A. ("Computershare") currently is the Plan Administrator, registered transfer agent, and designated agent for each participating shareholder. Computershare, as Plan Administrator, administers the Plan, purchases and holds shares acquired for you under the Plan, keeps records, sends statements of account activity and performs other duties related to the Plan. The Plan Administrator holds for safekeeping the shares purchased for you together with shares forwarded by you to the Plan Administrator for safekeeping until termination of your participation in the Plan or receipt of your request for a certificate for all or part of your shares. Shares purchased under the Plan and held by the Plan Administrator will be registered in the Plan Administrator's name or the name of its nominee, in either case as your agent. In the event that the Plan Administrator should resign or otherwise cease to act as agent, we will appoint a new administrator to administer the Plan. The Plan Administrator also acts as dividend disbursing agent, transfer agent and registrar for shares of our common stock.

We and the Plan Administrator will not be liable in administering the Plan for any act done in good faith or as required by applicable securities laws or for any good faith omission to act including, without limitation, any claim or liability arising out of failure to terminate your account upon your death, or with respect to the prices at which shares are purchased or sold for your account and the times when such purchases or sales are made or with respect to any fluctuation in the market value after purchase or sale of shares. Neither we nor the Plan Administrator shall have any duties, responsibilities or liabilities except such as are expressly set forth in the Plan.

How do I contact the Plan Administrator?

Unless you are participating in the Plan through your bank, broker or nominee, if you have questions regarding the Plan, please write to the Plan Administrator at the following address:

Banner Corporation
c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

or call the Plan Administrator at 1-800-697-8924 within the United States and Canada or 1-312-360-5219 outside the United States and Canada. Include your name, address, daytime telephone number, account number and reference Banner on all correspondence. All transaction requests should be directed to the Plan Administrator at P.O. Box 43078, Providence, RI 02940-3078.

In addition, you may visit the Plan Administrator's website at www.computershare.com. At this website, you can enroll in the Plan, obtain information and perform certain transactions for your Plan account (unless you are participating in the Plan through your bank, broker or nominee) via the "Investor Centre" on the website.

If you participate in the Plan through your bank, broker or nominee, you must contact your bank, broker or nominee for all information regarding the Plan and all Plan transactions.

Are there fees associated with participation in the Plan?

Yes. The following fees apply to your participation in the Plan:

	Fees
	If Purchases Are Made Directly from Us	If Purchases Are Made in the Open Market
Enrollment fee for new investors	None	None
Service fee for optional cash investments made via check or Internet payment	$5.00	$5.00
Service fee for optional cash investments made via recurring automatic monthly investment	None	None
Service fee for dividend reinvestment	None	None
Processing fee (including any brokerage commissions the Plan Administrator is required to pay)	None	$0.12 per share
Fee for safekeeping	None	None
Service fee for a batch order sale of shares (partial or full)	$15.00	$15.00
Service fee for a market order sale of shares (partial or full)	$25.00	$25.00
Service fee for sale of a fractional share at termination or withdrawal	Up to $15.00	Up to $15.00
Processing fee for sale of shares	$0.12 per share	$0.12 per share
Returned check or failed electronic payment fee	$25.00	$25.00

Thus for example, if 20 shares were acquired by the Plan Administrator on your behalf in the open market, you would pay the Plan Administrator $7.40 for the transaction consisting of a check payment service fee of $5.00 and a per share commission of $0.12 per share.

We can change the fee structure of the Plan at any time. We will give you notice of any fee changes prior to the changes becoming effective.

How do I purchase shares if I am not currently a Banner shareholder?

To make an investment online, log on to www.computershare.com, click "Investment Plans," then select "All Plans" under "Quick Search."  Select "Banner Corporation."  Then select "Buy Now" and follow the enrollment wizard, which will guide you through the simple investment process. You will be prompted to provide your banking account number and ABA routing number to allow for the direct debit of funds from your savings or checking account. You will receive an email confirming receipt of your transaction as soon as you complete the investment process, as well as a subsequent statement in the mail confirming the number of shares purchased and their price.

To invest by mail, simply fill out an Initial Enrollment Form, which can be obtained by calling the Plan Administrator at 1-800-697-8924, and enclose a check (minimum $250) made payable to "Computershare" for the value of your investment. The Initial Enrollment Form may also be downloaded from the Plan Administrator's website (www.computershare.com) and mailed to the Plan Administrator.

Your cash payment, less applicable service charges and commissions, will be used to purchase shares for your account. Both full and fractional shares up to six decimal places (if applicable) will be credited to your Plan account. The Plan Administrator will commingle net dividend funds (if applicable) with cash payments from all participants to purchase shares either directly from Banner or on the open market.

You may also purchase your initial shares by authorizing the Plan Administrator, on the Direct Debit Authorization Form or through the Plan Administrator's website, to make monthly purchases of a specified dollar amount, paid for by automatic withdrawal from your U.S. bank account if at least $50 a month for five consecutive months. Funds will be withdrawn from your bank account, via electronic funds transfer, or EFT, on the fourth day of each month (or the next business day if the fourth is not a business day). To terminate monthly purchases by automatic withdrawal, you must send the Plan Administrator written, signed instructions. It is your responsibility to notify the Plan Administrator if your direct debit information changes.

How do I make optional cash investments of $40,000 or less if I am already a Banner shareholder?

If you are a registered holder (i.e., your shares of Banner common stock are registered in the stock transfer books of Banner in your name), to make an investment online, log on to www.computershare.com and select "Investor Centre" and follow the online instructions. Optional cash investments may also be mailed to the Plan Administrator with the tear-off portion of your account statement or via detailed written instructions.

You may also authorize the Plan Administrator, on a Direct Debit Authorization Form or the Plan Administrator's website, to make monthly purchases of a specified dollar amount, paid for by automatic withdrawal from your U.S. bank account. Funds will be withdrawn from your bank account, via EFT, on the fourth day of each month (or the next business day if the fourth is not a business day). To terminate monthly purchases by automatic withdrawal, you must send the Plan Administrator written, signed instructions. It is your responsibility to notify the Plan Administrator if your direct debit information changes.

In the event that any check, draft or electronic funds transfer you may tender or order as payment to the Plan Administrator to purchase Banner common stock is dishonored, refused or returned, you agree that the purchased shares when credited to your account may be sold, on the Plan Administrator's order without your consent or approval, to satisfy the amount owing on the purchase. The "amount owing" will include the purchase price paid, any purchase and sale transaction fees, any brokerage commissions and the Plan Administrator's returned check or failed electronic payment fee of $25.00. If the sale proceeds of purchased shares are insufficient to satisfy the amount owing, you authorize the Plan Administrator to sell additional shares then credited to your account as necessary to cover the amount owing, without your further consent or authorization. The Plan Administrator may sell shares to cover an amount owing as a result of your order in any manner consistent with applicable securities laws. Any sale for that purpose on a national securities exchange, such as the Nasdaq Global Select Market, will be considered to be commercially reasonable. You grant the Plan Administrator a security interest in all shares credited to your account including securities subsequently acquired and held or tendered for deposit, for purposes of securing any amount owing as described in this paragraph.

If you are a beneficial owner (i.e., you are a beneficial owner of Banner shares that are registered in a name other than your own, such as a bank, broker or other nominee) and wish to purchase additional Banner shares, you must either become a registered holder by having your shares transferred into your own name and following the instructions above, or you must instruct your bank, broker or other nominee to invest on your behalf.

How do I make cash investments in excess of $40,000?

If you want to make optional cash investments in excess of $40,000 in any month or an initial investment in excess of $40,000, you must receive our written approval. To obtain our written approval, you must submit a request for waiver form. You can obtain a request for waiver form by contacting Banner directly by calling us at 1-509-526-8894. We have the sole discretion to approve or refuse any request to make an optional cash investment or initial investment in excess of the maximum amount and to set the terms of any such optional cash investment or initial investment.

If we approve your request for waiver, the Plan Administrator will notify you promptly. In deciding whether to approve a request for waiver, we will consider relevant factors, including, but not limited to, the following:

•	whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market or in privately negotiated transactions from third parties;

•	our need for additional funds;

•	the attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•	the shareholder submitting the request;

•	the extent and nature of the shareholder's prior participation in the Plan;

•	the number of shares of common stock held of record by the shareholder;

•
the aggregate number of optional monthly cash investments and initial investments in excess of $40,000 for which requests for waiver have been submitted by all existing shareholders and new investors; and

•	our current and projected capital needs.

If requests for waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine to be appropriate. We may determine, in our discretion, the maximum amount that an existing shareholder or new investor may invest pursuant to the Plan or the maximum number of shares that may be purchased pursuant to a request for waiver.

How do I enroll to have my cash dividends reinvested?

If you are the registered holder of shares, you may chose to reinvest all, a portion or none of the cash dividends paid on your shares reinvested under the Plan in additional shares by accessing your account online at www.computershare.com or by completing an enrollment form and returning it to the Plan Administrator. You can change your dividend reinvestment election at any time by accessing the Plan Administrator's website at www.computershare.com or by completing and signing a new enrollment form and returning it to the Plan Administrator. For your new or changed participation to be effective for a particular dividend, your notification must be received on or before the record date for that dividend.

You must choose one of the following when completing the enrollment form:

(a) Full Dividend Reinvestment- If you select this option, the Plan Administrator will reinvest all cash dividends paid on all of the Banner shares registered in your name and you will be able to make optional cash payments for the purchase of additional shares in accordance with the Plan.

Or

(b) Partial Dividend Reinvestment - If you select this option, the Plan Administrator will pay you dividends in cash on the number of shares of Banner common stock that you specify in the appropriate space on the enrollment form and apply the balance of your dividends toward the purchase of additional shares in accordance with the Plan. This option also permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

Or

(c) Voluntary Cash Payments Only (No Dividend Reinvestment) - If you select this option, your dividends will not be reinvested. Instead, you will receive payment by check or automatic deposit for all of your cash dividends. This option also permits you to make optional cash payments for the purchase of additional shares in accordance with the Plan.

You may select any of the above investment options. If no option is selected by you on the enrollment form which you return, you will be enrolled in the Full Dividend Reinvestment Option. Regardless of your investment choice, all shares purchased for you through the Plan will be credited to your account by the Plan Administrator until you direct that these shares be sold or issued to you in certificate form.

If you are a beneficial owner of Banner shares, you must instruct your bank, broker or nominee regarding reinvestment of dividends.

Must I reinvest dividends?

No. Dividend reinvestment is an option offered under the Plan. When you enroll in the Plan by filling out the enrollment form, you may indicate whether you want cash dividends on your shares reinvested. If you do not indicate a preference, however, all cash dividends on your Plan shares will be reinvested.

If you choose to receive cash dividends on some or all of your shares, your cash dividend can be deposited directly to your bank account. If you are interested in this option, contact the Plan Administrator or your bank, broker or nominee, as appropriate, and request forms for Authorization for Electronic Direct Deposit. Alternatively, if you are a registered holder, you may enroll to receive your cash dividends via direct deposit by accessing the Plan Administrator's website at www.computershare.com. Select "Investor Centre" and follow the online instructions. If you elect to receive cash dividends, and do not enroll in the direct deposit option or do not enroll in the Plan at all, your dividend payments will continue to be sent, by check, to the address of record on the account.

What is the price I will pay for shares for reinvested dividends and cash investments under $40,000?

If we direct the Plan Administrator to purchase shares of common stock directly from us with respect to reinvested dividends or optional cash investments of $40,000 or less, the purchase price of shares of common stock purchased will be the average of the closing sales prices of the shares of common stock as reported on the Nasdaq Global Select Market for the five trading days immediately preceding the investment date, less the Plan discount, if any, then in effect. A "trading day" is any day on which trades are reported on the Nasdaq Global Select Market. We may offer discounts ranging from 0% to 5%. At our discretion, the discount may be offered at variable rates on one, all or a combination of the sources of investments, or not at all.

If the Plan Administrator purchases shares of common stock in market transactions, then your share price will be the weighted average price of all shares purchased for that investment. The share price is the same for all participants in a given investment (i.e., initial investors, current investors sending optional cash payments and participants reinvesting their dividends).

What is the investment date for reinvested dividends and cash investments under $40,000?

The "Purchase Date" is the date or dates on which the Plan Administrator purchases shares of our common stock for the Plan, as described below.

Dividend Reinvestments. If the Plan Administrator acquires shares directly from us, it will combine the dividend funds of all Plan participants whose dividends are automatically reinvested and will generally invest such dividend funds on the dividend payment date (and any succeeding trading days necessary to complete the order). If the dividend payment date falls on a day that is not a Nasdaq Global Select Market trading day, then the investment will occur on the next trading day. In addition, if the dividend is payable on a day when optional cash payments are to be invested, dividend funds may be commingled with any such pending cash investments and a combined order may be executed. If the Plan Administrator acquires shares from parties other than us through open market transactions, such purchases will occur during a period beginning on the day that would be deemed the Purchase Date if the shares were acquired directly from us and ending no later than 30 days following the date on which we paid the applicable cash dividend, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations. The record date associated with a particular dividend is referred to in this Plan as a "dividend record date."

Initial and Optional Cash Investments up to $40,000. If the Plan Administrator acquires shares directly from us, then the Purchase Date for optional cash investments up to $40,000 will be on the tenth calendar day of each month, or the next trading day if the tenth day is not a trading day. If the Plan Administrator acquires shares from third parties other than us through open market transactions, it will attempt to buy our common stock in the open market through a registered broker-dealer. Such purchases will begin on the day that would be deemed the Purchase Date if the shares were acquired directly from us and will be completed no later than 35 days following such date, except where completion at a later date is necessary or advisable under any applicable federal or state securities laws or regulations.

If you are investing by mail, the Plan Administrator must receive your physical check at least two business days prior to a Purchase Date. Initial and optional cash investments received after the applicable investment date deadline will be applied to purchase shares on the following Purchase Date. If you are investing online, please refer to your confirmation page for the estimated debit date for your one-time deduction. The Plan Administrator will commingle all funds received from participants. Once you have placed your order, you may not request a cash refund or otherwise change your order. No interest will be paid on funds pending investment held by the Plan Administrator.

What is the price I will pay and what will be the investment date for daily volume cash investments of more than $40,000?

Shares of Banner common stock purchased pursuant to a request for waiver for optional cash investments of more than $40,000 will be acquired at a price to you equal to the average of the high and low sales prices, computed up to six decimal places, if necessary, of Banner's common stock on the Nasdaq Global Select Market for each trading day during the pricing period, or the volume weighted average sale price for each trading day during the pricing period, as set forth in the request for waiver. The pricing period for optional investments made pursuant to an approved request for waiver will be the day or days set forth in the request for waiver, which may be the investment date or up to ten trading days prior to and including an investment date. A request for waiver may specify one or more investment dates. Shares purchased with optional cash investments of more than $40,000 pursuant to a request for waiver may be purchased at a discount from the purchase price and may be subject to a threshold price and will only be purchased directly from us, and not through open market transactions.

Unless we waive our right to do so, we may establish for any investment date a minimum price (the "threshold price") for purchasing shares with optional cash investments made pursuant to written requests for waiver. We will, at least two business days prior to the commencement of the pricing period for an investment date, determine whether to establish a threshold price and, if a threshold price is established, its amount and so notify the Plan Administrator. The determination whether to establish a threshold price and, if a threshold price is established, its amount will be made by us in our discretion after a review of current market conditions, the level of participation in the Plan, and current and projected capital needs.

The threshold price for optional cash investments made pursuant to written requests for waiver, if established for any investment date, will be a stated dollar amount that the average of the high and low sales prices or, if appropriate, the volume weighted average price of Banner's common stock on the Nasdaq Global Select Market for each trading day of the relevant pricing period (not adjusted for discounts, if any) must equal or exceed. If the threshold price is not satisfied for a trading day in the pricing period, then that trading day and the trading prices for that day will be excluded from that pricing period and a pro rata portion of the participant's cash will be returned, without interest. Thus, for example, if an approved request for waiver specifies that the pricing period is one day (that is, the investment date) and the threshold price is not satisfied on that day, then no investment will be made and the participant's cash will be returned in full. Likewise, if the threshold price is not satisfied for two of the five trading days in a particular pricing period, then the average sales price for purchases and the amount of optional cash investments which may be invested will be based upon the remaining three trading days when the threshold price is satisfied. In such case, for each trading day on which the threshold price is not satisfied, one-fifth of the optional cash investment made by a participant pursuant to a request for waiver would be returned to such participant, without interest, as soon as practicable after the applicable investment date. Similarly, a pro rata portion of the participant's cash will be returned if there are fewer trading days prior to the investment date than are specified as the pricing period in the request for waiver or if no trades in Banner common stock are reported on the Nasdaq Global Select Market for a trading day during the pricing period, due to a market disruption or for any other reason.

We may elect to activate for any particular pricing period the pricing period extension feature, which will provide that the initial pricing period will be extended by the number of days during such period that the threshold price is not satisfied, or on which there are no trades of our common stock reported by the Nasdaq Global Select Market, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the threshold price is satisfied for any additional day that has been added to the initial pricing period, then that day will be included as one of the trading days for the pricing period in lieu of the day on which the threshold price was not met or trades of our common stock were not reported. For example, if the determined pricing period is ten days, and the threshold price is not satisfied for three out of those ten days in the initial pricing period, and we had previously announced at the time of the request for waiver acceptance that the pricing period extension feature was activated, then the pricing period will automatically be extended, and if the threshold price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will be included in the pricing period in lieu of the three days on which the threshold price was not met. As a result, the purchase price will be based upon the ten trading days of the initial and extended pricing period on which the threshold price was satisfied and all of the cash investment will be invested (rather than 30% being returned).

The threshold price and pricing period extension concepts and return procedure discussed above apply only to optional cash investments made pursuant to written requests for waiver. Setting a threshold price for an investment date shall not affect the setting of a threshold price for any subsequent investment date.

For any particular investment date, we may waive our right to set a threshold price for optional cash investments that exceed $40,000. Neither Banner nor the Plan Administrator shall be required to provide any written notice to participants as to the threshold price for any investment date. Participants, however, may ascertain whether the threshold price applicable to an investment date pursuant to a request for waiver has been set or waived, as applicable, by telephoning Banner at 1-509-526-8894.

The purchase price will not be known until the purchase is completed. Participants should be aware that the price may fluctuate during the period between submission of a purchase request, its receipt by the Plan Administrator, and the ultimate purchase on the open market.

How do I keep track of the transactions in my account?

If you are a registered holder, the Plan Administrator will mail a year-to-date summary plan statement after each cash dividend. In addition, a statement will be mailed to you after each purchase, which statement will include the number of shares purchased and the purchase price. You may also view your transaction history online by logging into your account on the Plan Administrator's website at www.computershare.com. Details available online include share price, commission and fees paid, and transaction type and date.

If you are a beneficial owner, you must contact your bank, broker or nominee for information regarding transactions in your account.

What is safekeeping of certificates and how do I submit my certificates?

If you own shares of Banner common stock in stock certificate form, you may elect to deposit the shares represented by those stock certificates into your Plan account for safekeeping with the Plan Administrator. The Plan Administrator will credit these shares to your Plan account. You may later request issuance of a certificate from the Plan Administrator at any time.

To deposit shares with the Plan Administrator, send your stock certificates to the Plan Administrator at the address listed on page 3. We recommend that you send your certificates via registered mail and insured for 3% of the total value of the shares to protect against loss in transit.

How do I withdraw shares held in my Plan account?

You may request that the Plan Administrator issue a certificate for some or all of the shares held in your Plan account by doing any of the following:

•	Access the Plan Administrator's website at www.computershare.com. Select "Investor Centre," login to your account and then follow the online instructions;

•	Call 1-800-697-8924 to access the Plan Administrator's automated telephone system; or

•	Complete and sign the tear-off portion of your statement and mail the instructions to the Plan Administrator.

The Plan Administrator will issue a certificate in the exact registered name shown on your Plan statement. Certificates will be sent by first class mail, generally within a few days of receiving your request. There is no charge to you for this service.

How do I transfer shares to another person?

You may transfer ownership of some or all of your Plan shares to another person, whether by gift, private sale, or otherwise. In order to transfer some or all of your shares, you must properly complete a Transfer of Ownership Form, or an executed stock power, and return it to the Plan Administrator. Transfers may be made in book-entry or certificated form.

Requests for transfer of book-entry shares held under the Plan are subject to the same requirements as the transfer of our common stock certificates, including the requirement of a medallion signature guarantee. You may request a copy of the Transfer of Ownership Form by contacting the Plan Administrator at 1-800-697-8924 or by downloading the forms from the Plan Administrator's website at www.computershare.com.

How do I sell shares held in my account?

You can sell some or all of the shares held in your Plan account by contacting the Plan Administrator. You have two choices when making a sale, depending on how you submit your sale request, as follows:

•
Market Order: A market order is a request to sell shares promptly at the current market price. Market order sales are only available at www.computershare.com through Investor Centre or by calling the Plan Administrator directly at 1-800-697-8924. Market order sale requests received at www.computershare.com through Investor Centre or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern time). Any orders received after 4:00 p.m. Eastern time will be placed promptly on the next day the market is open. The price shall be the market price of the sale obtained by the Plan Administrator's broker, less a service fee of $25 and a processing fee of $0.12 per share sold.

•
Batch Order: A batch order is an accumulation of all sale requests for a security submitted together as a collective request. Batch orders are submitted on each market day, assuming there are sale requests to be processed. Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists. Batch order sales are available at www.computershare.com through Investor Centre or by calling the Plan Administrator directly at 1-800-697-8924. All sales requests with an anticipated market value of $25,000 or more are expected to be submitted in writing. All sales requests received in writing will be submitted as batch order sales. The Plan Administrator will cause your shares to be sold on the open market within five business days of receipt of your request. To maximize cost savings for batch order sales requests, the Plan Administrator may combine each selling Plan participant's shares with those of other selling Plan participants. In every case of a batch order sale, the price to each selling Plan participant shall be the weighted average sale price obtained by the Plan Administrator's broker for each aggregate order placed by the Plan Administrator and executed by the broker, less a service fee of $15 and a processing fee of $0.12 per share sold. Proceeds are normally paid by check, which are distributed within 24 hours after your sale transaction has settled.

The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, no one will have any authority or power to direct the time or price at which shares for the Plan are sold, and no one, other than the Plan Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.

You should be aware that the price of our common shares may rise or fall during the period between a request for sale, its receipt by the Plan Administrator and the ultimate sale on the open market. Instructions sent to the Plan Administrator to sell shares are binding and may not be rescinded. If you prefer to have complete control as to the exact timing and sales prices, you can transfer the shares to a broker of your own choosing and sell them through a broker.

How do I close my account?

If you are a registered holder, you may terminate Plan participation by directing the Plan Administrator to sell all of the shares in your account. You may submit a signed written instruction to the Plan Administrator, complete the tear-off form from your account statement, or you may utilize the Plan Administrator's website. Follow the sales procedure outlined under "How do I sell shares held in my account?" above, making certain to elect the sale of all Plan shares.

Alternatively, you may elect to receive a certificate for the full shares held in your Plan account and to sell any fractional share remaining. In such case, a certificate will be issued for the whole shares and a cash payment will be made for any remaining fractional share. That cash payment will be based upon the current market price of the common stock, less any service fee, any applicable brokerage commission and any other costs of sale.

You must specifically inform the Plan Administrator that you wish to terminate participation in the Plan (which option is listed separately on the tear-off form attached to Plan statements). If you fail to do so, future dividends on non-Plan shares will continue to be reinvested in accordance with your pre-termination instructions, until you direct the Plan Administrator otherwise.

If you are a beneficial owner, you must contact your bank, broker or nominee to close your account.

Additional Information Regarding the Plan

We reserve the right to curtail or suspend transaction processing until the completion of any stock dividends, stock splits or other corporate actions. Any stock dividends, distributions or stock split shares distributed on stock held by the Plan Administrator for the participant in the Plan will be credited directly into the participant's account.

Plan participants may vote all shares (full and fractional) held in their Plan account.

Neither Banner nor the Plan Administrator will be liable for any act performed in good faith or for any good faith omission to act, including, without limitation, any claim of liability (i) arising out of failure to terminate a participant's account, sell stock held in the Plan, or invest optional cash payments or dividends or (ii) with respect to the prices at which stock is purchased or sold for the participant's account and the time such purchases or sales are made.

If, at any time, the total number of shares in the participant's account is less than one share, any remaining fraction may be sold and the account closed. See "What are the fees associated with participation?" above for applicable fees associated with the sale of shares.

We reserve the right to modify the terms of the Plan, including applicable fees, or to terminate the Plan at any time. In addition, we reserve the right to interpret and regulate the Plan as we deem necessary or desirable in connection with its operation. The Plan is generally not for use by institutional investors or financial intermediaries. The Plan shall be governed by and construed in accordance with the laws of the State of Washington. Participation in the Plan, via any of the means outlined herein, shall constitute an offer by the participant to establish an agency relationship with the Plan Administrator and shall be governed by the terms and conditions of the Plan.

Neither Banner nor the Plan Administrator will provide any advice, make any recommendations, or offer any opinion with respect to whether or not you should purchase or sell shares or otherwise participate under the Plan. You must make independent investment decisions based on your own judgment and research. The shares held in Plan accounts are not subject to protection under the Securities Investor Protection Act of 1970.

Limitation of Liability

The Plan provides that neither we nor the Plan Administrator, nor any agent will be liable in administering the Plan for any act done in good faith or any omission to act in good faith in connection with the Plan. This limitation includes, but is not limited to, any claims of liability relating to:

•	the failure to terminate your Plan account upon your death prior to receiving written notice of your death; or

•	the purchase or sale prices reflected in your Plan account or the dates of purchases or sales of shares under the Plan; or

•	any loss or fluctuation in the market value of our shares after the purchase or sale of shares under the Plan.

The foregoing limitation of liability does not represent a waiver of any rights you may have under applicable securities laws.

USE OF PROCEEDS

We will receive proceeds from purchases of our common stock through the Plan only if the purchases are made directly from us. We have no current specific plan for the use of any such proceeds other than for general business purposes. The purpose for offering our shares through the Plan is to provide a benefit to our shareholders while potentially increasing the capitalization of Banner Corporation. We will not receive any proceeds from shares purchased by the Plan Administrator in open market or negotiated purchases. We do not know the number of shares that participants will purchase under the Plan or the prices at which the shares will be sold to participants.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of certain federal income tax considerations of participation in the Plan. This summary is for general information only and does not constitute tax advice. The information in this section is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, current administrative interpretations and practices of the Internal Revenue Service (the "IRS"), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices or court decisions could significantly change the current law or adversely affect existing interpretations of current law. Any change could apply retroactively to transactions preceding the date of the change.

This discussion assumes that you hold our common stock as a capital asset (i.e., property generally held for investment). This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor who is subject to special treatment under the Federal income tax laws (including insurance companies, partnerships, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States).

The tax consequences for participants who do not reside in the United States will vary from jurisdiction to jurisdiction. Generally, in the case of a foreign shareholder whose distributions are subject to U.S. income tax withholding, the amount of the tax to be withheld will be deducted from the amount of the distribution and only the balance will be reinvested.

If you wish to participate in the Plan, you should consult your tax advisor regarding the specific tax consequences (including the Federal, state, local and foreign tax consequences) that may affect you if you participate in the Plan, and of potential changes in applicable tax laws.

Tax Consequences of Dividend Reinvestment

In the case of shares of common stock purchased by the Plan Administrator from us, you will be treated, for federal income tax purposes, as having received a distribution equal to the fair market value, as of the investment date, of the shares of common stock purchased with your reinvested dividends. This amount includes the discount, if any, on reinvestment provided for by the Plan. The fair market value should generally equal the average of the daily high and low sale prices of our shares of common stock, as quoted by the Nasdaq Global Select Market for the investment date.

In the case of shares (including any fractional shares) purchased in market transactions or in negotiated transactions with third parties, you will be treated as having received a distribution equal to the amount of cash dividends used to make those purchases, plus the amount of any brokerage fees paid by us in connection with those purchases. You should be aware that, when we pay brokerage fees on your behalf for shares purchased in market transactions, the taxable income recognized by you as a participant in the Plan will be greater than the taxable income that would have resulted solely from the receipt of the dividend in cash.

The distributions described above will constitute taxable dividend income to you to the extent of our current and accumulated earnings and profits allocable to the distributions. Under current law, which is scheduled to sunset at the end of 2010, dividend income will be taxed to you (if you are an individual) as net capital gain (i.e., generally at the rates applicable to long-term capital gains).  Dividends received after 2010 will be taxable to you at ordinary income rates. Any distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will reduce the basis of your shares of common stock by the amount of the excess distribution, but not below zero. To the extent that excess distributions exceed the tax basis in your shares, and provided that you have held your shares as capital assets, you will recognize capital gain, which will be taxable as long-term capital gain if you have held your shares for more than one year.

The tax basis of your shares of stock purchased with reinvested dividends will generally equal the total amount of distributions you are treated as having received, as described above. Your holding period in shares of common stock (including fractional shares) acquired pursuant to the Plan will generally begin on the day after the applicable dividend payment date in the case of shares purchased from us and on the day after the shares are credited to your account in the case of shares purchased in market transactions. Consequently, shares of our common stock purchased at different times will have different holding periods.

You will not realize any income when you receive certificates for whole shares credited to your account under the Plan, either upon withdrawal of those shares from your Plan account or upon termination of the Plan. You will, however, realize gain or loss upon the sale or exchange of shares held in the Plan and, in the case of a fractional share, when you receive a cash payment for a fraction of a share credited to your Plan account. See “Tax Consequences of Dispositions,” below.

Tax Consequences of Optional Cash Payments

Participants who choose to purchase additional shares by electing to make optional cash payments, and who have also elected to have their dividends reinvested, will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the shares of common stock purchased over the amount of the cash payment made by the participant. The fair market value should generally equal the average of the daily high and low sale prices of our shares of common stock, as quoted by the Nasdaq Global Select Market for the investment date. Any such distributions will be subject to tax in accordance with the rules described above under “Tax Consequences of Dividend Reinvestment.”  The tax treatment of participants who purchase shares by electing to make optional cash payments or as an initial cash investment, but who have not elected to have their dividends reinvested, is not entirely clear under existing law. However, the IRS has indicated in certain private letter rulings that such individuals will not be treated as having received a taxable distribution with respect to any discount in purchase price offered pursuant to the Plan. Private letter rulings are not binding on the IRS and cannot be relied upon by any taxpayer other than the taxpayer to whom the ruling is addressed. Nevertheless such rulings often reflect the then-current thinking of the IRS. Therefore, the tax treatment of a purchase of shares under the Plan with an initial cash investment or an optional cash investment may differ depending on whether you are also participating in the dividend reinvestment feature of the Plan.

The tax basis of shares of common stock acquired by optional cash payments or as an initial investment will generally equal the total amount of distribution you are treated as having received, as described above, plus the amount of the cash payment. Your holding period in such shares (including fractional shares) generally begins on the day after the applicable dividend date in the case of shares purchased from us and on the day after the shares are credited to your account in the case of shares purchased in market transactions.

Tax Consequences of Dispositions

You may realize gain or loss when shares of common stock are sold or exchanged, whether the sale or exchange is made at your request upon withdrawal from the Plan or takes place after withdrawal from or termination of the Plan and, in the case of a fractional share, when you receive a cash payment for a fraction of a share of common stock credited to your account. Assuming that shares have been held as capital assets, such gain or loss will be capital in nature. The amount of the capital gain or loss will be the difference between the amount that you receive for the shares of common stock (including fractional shares) and your tax basis in such shares or fraction thereof. Net capital gains of individuals derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of net capital losses is subject to annual limitations.  Unused capital losses may be carried over to future years.

Backup Withholding and Information Reporting

Under certain circumstances described below, we or the Plan Administrator may be required to deduct backup withholding on distributions paid to a shareholder, regardless of whether those distributions are reinvested. Similarly, the Plan Administrator may be required to deduct backup withholding from all proceeds of sales of common shares held in a Plan account. A participant will be subject to backup withholding if: (1) the participant has failed to properly furnish us and the Plan Administrator with its taxpayer identification number; (2) the IRS notifies us or the Plan Administrator that the identification number furnished by the participant is incorrect; (3) the IRS notifies us or the Plan Administrator that backup withholding should be commenced because the participant has failed to report properly distributions paid to it; or (4) when required to do so, the participant has failed to certify, under penalties of perjury, that the participant is not subject to backup withholding.

Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, only this reduced amount will be reinvested in Plan shares. Withheld amounts will generally constitute a tax payment credited on such participant's federal income tax return.

The Plan Administrator will report to you the amount of any dividends credited to your account as well as any brokerage trading fees or other related charges paid by us on your behalf.  The Plan Administrator also will report to you any amounts that are withheld under the backup withholding rules described above.  Such information will also be furnished to the IRS to the extent required by law.

PLAN OF DISTRIBUTION

Subject to the discussion below, we may, at our sole discretion, distribute newly issued shares of our common stock sold under the Plan. Alternatively, we may purchase shares on the open market to be distributed pursuant to the Plan. You will be responsible for certain fees, commissions and expenses in connection with such transactions. The following is a summary of fees for which you will be responsible:

Dividend Reinvestment	None
Optional Cash Payments	$5.00 fee for investments made via check or Internet payment (no fee per transaction for investments made via recurring automatic investments)
Sale/Termination	$15 per transaction (Batch order) $25 per transaction (Market order)
Safekeeping	None
Purchase Commissions	$0.12 per share on purchases (including reinvestment purchases) for shares purchased on the open market, in addition to the applicable fees above
Sale Commissions	$0.12 per share sold

In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of existing shareholders and new investors who may be engaged in the securities business.

Persons who acquire shares of our common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept optional cash payments and initial investments made pursuant to requests for waiver by such persons.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to optional cash payments and initial investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the Plan.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of:

•	200,000,000 shares of common stock, par value $.01 per share; and

•	500,000 shares of preferred stock, par value $.01 per share.

As of December 15, 2010, there were 113,153,465 shares of our common stock issued and outstanding and 124,000 shares of our preferred stock issued and outstanding, all of which consisted of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”).  We issued the shares of Series A Preferred Stock to the U.S. Department of the Treasury (“Treasury”) on November 21, 2008 pursuant to Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “TARP Capital Purchase Program”).

In this section we describe certain features and rights of our capital stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation, Bylaws, and to applicable Washington law.

Common Stock

General. Except as described below under “Anti-takeover Effects – Restrictions on Voting Rights,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, distributions or provisions for distributions in settlement of the liquidation account established in connection with the conversion of Banner Bank from the mutual to the stock form of ownership, and the satisfaction of the liquidation preferences of the holders of the Series A Preferred Stock and any other series of our preferred stock then outstanding.  Holders of common stock have no preemptive or conversion rights or other subscription rights.  There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury.  The securities purchase agreement between us and Treasury provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock to an amount that exceeds $0.05 per share, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock other than the Series A Preferred Stock or trust preferred securities.

Preferred Stock – General

Our Articles of Incorporation permit our Board of Directors to authorize the issuance of up to 500,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series.  Therefore, without approval of the holders of our common stock or the Series A Preferred Stock (except as may be required under the terms of the Series A Preferred Stock (see “Series A Preferred Stock-Voting Rights”) or by the rules of the NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our common stock and the Series A Preferred Stock and may assist management in impeding any unfriendly takeover or attempted change in control.  See “Anti-Takeover Effects – Authorized Shares.”

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock.  The description of the Series A Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the articles of amendment to our Articles of Incorporation, a copy of which is included in Exhibit 3.2 to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus.  See “Where You Can Find More Information.”

General.  The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 124,000 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share.  The Series A Preferred Stock has no maturity date.  We issued the shares of Series A Preferred Stock to Treasury on November 21, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $124.0 million.

Dividend Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from November 21, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014).  Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009.

Dividends on the Series A Preferred Stock will be cumulative.  If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above.  There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends.  So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Banner Corporation.  We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Banner Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively.  We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Banner Corporation, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Banner Corporation or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends).  To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Banner Corporation with another entity nor a sale, lease or exchange of all or substantially all of Banner Corporation’s assets will constitute a liquidation, dissolution or winding up of the affairs of Banner Corporation.

Redemption and Repurchases. Subject to the prior approval of the Federal Reserve, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor.  The “Minimum Amount” means $31.0 million plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury.  A “Qualified Equity Offering” is defined as the sale for cash by Banner Corporation (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

Subsequent to our issuance of the Series A Preferred Stock, on February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the “ARRA”) into law. Among other things, the ARRA provides that subject to consulting with the appropriate federal banking agency (the Federal Reserve in our case), Treasury must permit repayment of funds provided under the TARP Capital Purchase Program without regard to whether the institution which received the funds has replaced the funds from any other source. Accordingly, the ARRA effectively permits us to currently cause the redemption of the Series A Preferred Stock, without regard to whether we have raised additional capital in a Qualified Equity Offering or otherwise, subject to Treasury's consultation with the Federal Reserve.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Washington law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Banner Corporation will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A

Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter.  We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by Washington law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•
amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Banner Corporation; or

•
amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock in a way that materially and adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Banner Corporation with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Banner Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one for each share then held.

Anti-takeover Effects

The provisions of our Articles of Incorporation, our Bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares.  Our Articles of Incorporation authorize the issuance of 200,000,000 shares of common stock and 500,000 shares of preferred stock.  These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options.  However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us.  The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.  As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Restrictions on Voting Rights.  Our Articles of Incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity security.  Specifically, our Articles of Incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity security without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share.  Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans.  Under our Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Articles of Incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions.  These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors.  Our Board of Directors is divided into three classes, each of which contains approximately one-third of the members of the Board.  The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year.  The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our Articles of Incorporation provide that the size of the Board shall be not less than five or more than 25 as set in accordance with the Bylaws.  In accordance with the Bylaws, the number of directors is currently set at 15.  The Articles of Incorporation provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires.  The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Board of Directors without the consent of incumbent members of the Board.  The Articles of Incorporation further provide that a director may be removed from the Board of Directors prior to the expiration of his term only for cause and only upon the vote of the holders of 80% of the total votes eligible to be cast thereon.  In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Board, but only with cause, and replace it with persons of such holders' choice.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.  See “Series A Preferred Stock-Voting Rights.”

Cumulative Voting, Special Meetings and Action by Written Consent.  Our Articles of Incorporation do not provide for cumulative voting for any purpose.  Moreover, the Articles of Incorporation provide that special meetings of shareholders may be called only by our Board of Directors or by a committee of the Board.  In addition, our Bylaws require that any action taken by written consent must receive the consent of all of the outstanding voting stock entitled to vote on the action taken.

Shareholder Vote Required to Approve Business Combinations with Principal Shareholders.  The Articles of Incorporation require the approval of the holders of (i) at least 80% of the outstanding shares entitled to vote thereon (and, if any class or series of shares is entitled to vote thereon separately, the approval of the holders of at least 80% of the outstanding shares of each such class or series) and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including shares deemed beneficially owned by a “Related Person,” for certain “Business Combinations” involving a Related Person, except in cases where the proposed transaction has been approved in advance by two-thirds of those members of Banner Corporation’s Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person.  The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than tax-qualified benefit plans of Banner Corporation) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of Banner Corporation or an affiliate of such person or entity.  The term "Business Combination" is defined to include: (i) any merger or consolidation of Banner Corporation with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Banner Corporation to a Related Person; (iii) any merger or consolidation of a Related Person with or into Banner Corporation or a subsidiary of Banner Corporation; (iv) any sale, lease, exchange, transfer, or other disposition of certain assets of a Related Person to Banner Corporation or a subsidiary of Banner Corporation; (v) the issuance of any securities of Banner Corporation or a subsidiary of Banner Corporation to a Related Person; (vi) the acquisition by Banner Corporation or a subsidiary of Banner Corporation of any securities of a Related Person; (vii) any reclassification of common stock of Banner Corporation or any recapitalization involving the common stock of Banner Corporation; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with an "Acquiring Person" who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s Board of Directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person.  The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person's acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain "fair price" criteria or shareholder approval requirements are met.  Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of Articles of Incorporation and Bylaws.  Amendments to our Articles of Incorporation must be approved by our Board of Directors by a majority vote of the Board and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon (after giving effect to the provision limiting voting rights, if applicable) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to the removal of directors, shareholder nominations and proposals, the approval of certain business combinations, calling special meetings, director and officer indemnification by us and amendment of our Bylaws and Articles of Incorporation.  Our Bylaws may be amended by a majority vote of our Board of Directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors at a duly constituted meeting of shareholders.

Shareholder Nominations and Proposals.  Our Articles of Incorporation generally require a shareholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a shareholder meeting to give not less than 30 nor more than 60 days' advance notice to the Secretary of Banner Corporation.  The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder's interest in the business matter.  Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

The cumulative effect of the restrictions on a potential acquisition of us that are contained in our Articles of Incorporation and Bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we may file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

We have filed a registration statement to register with the SEC under the Securities Act of 1933, as amended, the shares of common stock offered hereby. As allowed by SEC rules, this document does not contain all the information that you may find in our registration statement or the exhibits to our registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC as described above.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be a part of this prospectus, and the information we later file with the SEC that is incorporated by reference in this prospectus will automatically update information previously contained in this prospectus and any incorporated document. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus will be deemed modified or superseded to the extent that a later statement contained in this prospectus or in an incorporated document modifies or supersedes such earlier statement.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC:

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010 (including the portions of our 2010 annual meeting proxy statement incorporated therein by reference);

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on January 29, 2010, April 6, 2010, April 29, 2010, April 30, 2010, May 26, 2010, June 25, 2010 and August 18, 2010.

This prospectus also incorporates by reference the description of our common stock set forth in the registration statement on Form 8-A (No. 0-26584) filed on August 8, 1995, and any document filed with the SEC for the purpose of updating such description.

In addition, this prospectus incorporates by reference all documents that we file with the SEC in the future under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the completion of the offering of the securities covered by this prospectus or until we terminate this offering.  These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus). You should review these filings as they may disclose a change in our business, prospects, financial condition, results of operations or other affairs after the date of this prospectus.

These documents are available without charge to you on the Internet at http://www.bannerbank.com or if you call or write to: Investor Relations, Banner Corporation, P.O. Box 907, Walla Walla, Washington 99362, telephone: (800) 272-9933. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus.

EXPERTS

The consolidated statements of financial condition of Banner Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting of Banner Corporation as of December 31, 2009 have been audited by Moss Adams LLP,  independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the Registration Statement of which this prospectus is a part. The registrant will bear all of these expenses.

Registration fee under the Securities Act	$ 1,808
Legal fees and expenses*	25,000
Accounting fees and expenses*	5,000
Printing and other miscellaneous fees and expenses*	6,000
Total	$ 37,808
__________
* Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15. Indemnification of Officers and Directors

The registrant, Banner Corporation (“Banner” or the “Registrant”) is organized under the Washington Business Corporation Act (the "WBCA") which, in general, empowers Washington corporations to indemnify a person made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney's fees, judgments, amounts paid in settlements, penalties and fines actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Washington corporations may not indemnify a person in connection with such proceedings if the person was adjudged to have received an improper personal benefit.

The WBCA also empowers Washington corporations to provide indemnity to such a person for such person’s reasonable expenses incurred  in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation, unless the person was adjudged liable to the corporation.

If authorized by the articles of incorporation of a Washington corporation or by its shareholders, a Washington corporation may indemnify and advance expenses to the persons described above without regard to the limitations described above, provided that such indemnity will not cover acts or omissions of the person finally adjudged to be intentional misconduct or a knowing violation of law, conduct finally adjudged to involve a violation of WBCA Section 310 (related to certain unlawful distributions), and any transaction with respect to which it was finally adjudged that the person received a benefit to which such person was not legally entitled.

The WBCA also permits a Washington corporation to purchase and maintain on behalf of such person insurance against liabilities incurred in such capacities. Banner has obtained a policy of directors' and officers' liability insurance.

The WBCA further permits Washington corporations to limit the personal liability of directors for monetary damages for their conduct as directors. However, the WBCA does not eliminate or limit the liability of a director for any of the following: (i) acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director; (ii) conduct violating WBCA Section 310; or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

1

Banner's Articles of Incorporation and Bylaws

Banner's articles of incorporation limit the personal liability of directors for monetary damages for their conduct as directors other than under the circumstances required to be excepted under Washington law described above.

Banner's articles of incorporation generally require Banner to indemnify directors, officers, employees and agents to the fullest extent legally possible under the WBCA. In addition, the articles of incorporation require Banner to similarly indemnify any such person who is or was serving at the request of Banner as a director, officer, partner, trustee, employee or agent of another entity. Banner's articles of incorporation further provide for the advancement of expenses under certain circumstances.

Item 16. Exhibits

The following exhibits are filed with or incorporated by reference into this Registration Statement:

Exhibit Number	Description of Document

3.1	Amended and Restated Articles of Incorporation of the Registrant(1)

3.2	Articles of Amendment to Articles of Incorporation of the Registrant (2)

3.3	Bylaws of the Registrant(3)

4.1	Warrant to purchase shares of the Registrant’s common stock dated November 21, 2008(4)

4.2	Letter Agreement (including Securities Purchase Agreement Standard Terms attached as Exhibit A) dated November 21, 2008 between the registrant and the United States Department of the Treasury(5)

5	Opinion of Breyer & Associates PC

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5)

24	Power of attorney (contained in the signature page of the Registration Statement)

99.1	Initial Enrollment Form
           ________________________
(1)	Incorporated by reference to Exhibit 3.1(b) to the Current Report on Form 8-K filed by the Registrant on April 29, 2010.
(2)	Incorporated by reference to Exhibit 3.1 attached to the Current Report on Form 8-K filed by the Registrant on November 24, 2008.
(3)	Incorporated by reference to Exhibit 3.2 attached to the Current Report on Form 8-K filed by the Registrant on December 18, 2007.
(4)	Incorporated by reference to Exhibit 4.2 attached to the Current Report on Form 8-K filed by the Registrant on November 24, 2008.
(5)	Incorporated by reference to Exhibit 10.1 attached to the Current Report on Form 8-K filed by the Registrant on November 24, 2008.

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

2

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Walla Walla, State of Washington, on the 17th day of December, 2010.

BANNER CORPORATION

By:	/s/ Mark J. Grescovich
Mark J. Grescovich President and Chief Executive Officer (Duly Authorized Representative)

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Mark J. Grescovich and Lloyd W. Baker, and each and either of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Mark J. Grescovich Mark J.Grescovich	President, Chief Executive Officer and Director (Principal Executive Officer)	December 14, 2010
/s/Lloyd W. Baker Lloyd W. Baker	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	December 17, 2010

/s/ Robert D. Adams Robert D. Adams	Director	December 17, 2010
/s/ Gordon E. Budke Gordon E. Budke	Director	December 14, 2010
/s/ David B. Casper David B. Casper	Director	December 17, 2010
/s/ Edward L. Epstein Edward L. Epstein	Director	December 14, 2010
/s/ Jesse G. Foster Jesse G. Foster	Director	December 17, 2010

II-1

/s/D.Michael Jones D.Michael Jones	Director	December 17, 2010
/s/ David A. Klaue David A. Klaue	Director	December 17, 2010
/s/Constance H. Kravas Constance H. Kravas	Director	December 14, 2010
/s/ Robert J. Lane Robert J. Lane	Director	December 17, 2010
/s/ John R. Layman John R. Layman	Director	December 17, 2010
/s/ Dean W. Mitchell Dean W. Mitchell	Director	December 17, 2010
/s/ Brent A. Orrico Brent A. Orrico	Director	December 17, 2010
/s/ Wilber Pribilsky Wilber Pribilsky	Director	December 17, 2010
/s/ Gary Sirmon Gary Sirmon	Director	December 14, 2010
/s/ Michael M. Smith Michael M. Smith	Director	December 14, 2010

II-2

EXHIBIT INDEX

Exhibit Number	Description of Document

5	Opinion of Breyer & Associates PC

23.1	Consent of Moss Adams LLP

23.2	Consent of Breyer & Associates PC (contained in its opinion filed as Exhibit 5)

24	Power of attorney (contained in the signature page of the Registration Statement)

99.1	Initial Enrollment Form